Legg Mason Partners Money Market Trust

55 Water Street

New York, New York 10041

April 5, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Money Market Trust

(filing relates solely to Class W shares of Western Asset Money Market Fund and

Western Asset Government Money Market Fund)

(File Nos. 2-91556 and 811-4052)

Application for Withdrawal of Certain Post-Effective Amendments to Registration

Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Legg Mason Partners Money Market Trust, a Maryland statutory trust (the “Trust”), on behalf of its series, Western Asset Money Market Fund and Western Asset Government Money Market Fund (the “Funds”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Post-Effective Amendments to the Trust’s Registration Statement on Form N1-A that relate solely to Class W shares of the Funds, which are listed on Exhibit A attached hereto (the “Amendments”).

The Trust, on behalf of the Funds, is requesting withdrawal of the Amendments because it no longer intends to offer Class W shares of the Funds. No Class W shares of the Funds have been issued or sold.

If you have any questions or comments or require further information or documentation please do not hesitate to call the undersigned at (212) 805-6011 or Alisha Telci of Bingham McCutchen LLP at (617) 951-8460.

Sincerely,

Legg Mason Partners Money Market Trust, on behalf of its series, Western Asset Money Market Fund and Western Asset Government Money Market Fund

By:	/s/ R. Jay Gerken

Name: R. Jay Gerken
Title: President and Principal Executive Officer

Exhibit A

Post-Effective Amendments to be Withdrawn

POST EFFECTIVE AMENDMENT NUMBER		DATE OF FILING	SEC ACCESSION NUMBER
1933 ACT #	1940 ACT #
47	54	November 16, 2007	0001193125-07-249370
49	56	January 14, 2008	0001193125-08-005793
50	57	February 13, 2008	0001193125-08-029090
51	58	March 13, 2008	0001193125-08-055463
52	59	March 31, 2008	0001193125-08-070555
53	60	April 15, 2008	0001193125-08-081825
55	62	April 29, 2008	0001193125-08-094243
57	64	May 28, 2008	0001193125-08-123260
58	65	June 26, 2008	0001193125-08-141049
61	68	July 25, 2008	0000930413-08-004434
64	71	August 22, 2008	0000930413-08-005071
66	73	September 19, 2008	0000930413-08-005593
67	74	October 17, 2008	0000930413-08-006052
68	75	November 14, 2008	0000930413-08-006689
69	76	December 12, 2008	0000930413-08-007188
71	78	January 9, 2009	0000930413-09-000166
72	79	February 6, 2009	0000930413-09-000696
73	80	March 6, 2009	0000930413-09-001220
74	81	April 3, 2009	0000930413-09-001815
76	83	May 1, 2009	0000930413-09-002322
77	84	May 29, 2009	0000930413-09-002944
79	86	June 26, 2009	0000930413-09-003375
80	87	July 24, 2009	0000930413-09-003800
82	89	August 21, 2009	0000930413-09-004387
83	90	September 18, 2009	0000930413-09-004812
84	91	October 16, 2009	0000930413-09-005213
86	93	November 13, 2009	0000930413-09-005727
87	94	December 11, 2009	0000930413-09-006163
90	97	January 8, 2010	0000930413-10-000088
91	98	February 5, 2010	0000930413-10-000618
92	99	March 5, 2010	0000930413-10-001299
94	101	April 2, 2010	0000930413-10-001768
95	102	April 30, 2010	0000930413-10-002488
99	106	May 28, 2010	0000930413-10-003236
101	108	June 25, 2010	0001193125-10-146916
103	110	July 23, 2010	0001193125-10-164870
106	113	August 20, 2010	0001193125-10-193945
109	116	September 17, 2010	0001193125-10-211977

POST EFFECTIVE AMENDMENT NUMBER		DATE OF FILING	SEC ACCESSION NUMBER
1933 ACT #	1940 ACT #
110	117	October 15, 2010	0001193125-10-230162
111	118	November 12, 2010	0001193125-10-258168
112	119	December 10, 2010	0001193125-10-278060
114	121	January 7, 2011	0001193125-11-003465
115	122	February 4, 2011	0001193125-11-023958
116	123	March 4, 2011	0001193125-11-055746
117	124	April 1, 2011	0001193125-11-085958